ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

January 17, 2007, Vancouver, B.C.

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX VENTURES ANNOUNCES 2006 DRILL PROGRAM RESULTS

Acrex Ventures Ltd. ("Acrex") is pleased to announce the completion and reporting of results of Phase I diamond drilling on its optioned Spanish Mountain property, located near Likely, BC.  The Spanish Mountain property is located immediately adjacent to and along strike from Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture gold project.

Diamond drilling was completed on the Acrex property in November, 2006.  A total of 15 widely spaced drill holes were designed to test extensive soil geochemical anomalies previously outlined by sampling (see Acrex News Release dated July 20, 2006).  All drill core was submitted to accredited laboratories for analysis.  Results have been tabulated and reviewed by the company’s consultants.

Results of drilling indicate a wide distribution of gold values, ranging from 0.1 to 2.54 grams per tonne (g/t) within the bedrock underlying the gold-in-soil geochemical anomalies.  Drill holes that were completed along the eastern margins of the soil anomalies returned higher gold values. Hole 06SM-15, the best hole, returned three intersections of greater than 0.5 g/t gold including 2.54 g/t over 1.51 m and 2.29 g/t over 1.52 m.

The following table summarizes the drill holes that contained elevated levels of gold:

Hole #	Interval (m)*	Width (m)	Gold g/t
06SpM-02	178.92 to 180.45	1.53	0.19
06SpM-03	127.1 to 128.6	1.50	0.21
06SpM-04	53.94 to 55.20	1.26	0.21
	59.50 to 61.00	1.50	0.26
	145.39 to 146.9	1.51	0.22
06SpM-06	101.2 to 104.2	3.00	0.20
06SpM-09	105.77 to 108.81	3.04	0.22
06SpM-10	109.20 to 110.30	1.10	0.38
06SpM-11	85.00 to 86.50	1.50	0.20
	98.42 to 111.86	13.44	0.22
Including	101.20 to 102.72	1.52	0.43
And	102.72 to 104.30	1.58	0.31
06SpM-12	142.34 to 143.95	1.61	0.17
06SpM-14	60.05 to 61.50	1.45	0.31
	73.75 to 75.29	1.54	0.31
06SpM-15	73.1 to 75.29	2.19	0.53
	139.29 to 140.80	1.51	2.54
	158.50 to 160.02	1.52	2.29

*Indicates drill hole intercept width

The highest assays were obtained from the final drill hole, 06SpM-15, where gold grades increased with depth.  The hole bottomed in mineralization and assayed 2.29 g/t gold over the final 1.52 metres of the hole.  The final stages of drilling, including holes 11 through 15, were targeted from geologic information and interpretation obtained from the preceding 10 drill holes.  Information obtained from these final drill holes lead Acrex’s consultants to conclude that a structural corridor of interest is located within a belt of mudstone intercepted near the bottom of hole 15.  The consultants suggest that this corridor has gold potential both laterally and at depth that requires investigation.

The Skygold and Wildrose joint venture recently completed an airborne geophysical survey that helped to define a four square kilometre zone of interest.  Continued exploration on the joint venture property is in part trending to the west towards the Acrex claim block.  Skygold reports that reconnaissance reverse circulation drilling, outside of the Main Zone, has intersected anomalous gold values indicative of Main Zone style mineralization. In particular RC-322, located approximately 1.3 kilometres west of the Main Zone, intersecting 6.1 metres of 0.98 g/t gold (Skygold news release December 18, 2006).

The joint venture partners are continuing drilling on the Main Zone at Spanish Mountain with results to date intersecting significant bulk mineable zones of gold mineralization.  Grades of 1.5 g/t gold to 2.5 g/t gold over widths of 50 metres to over 100 metres have been reported by the joint venture.  Work conducted by the Skygold-Wildrose joint venture indicates that diamond drilling of zones with elevated gold-in-soil is successful at intersecting gold in bedrock to over 100 metre widths on the Spanish Mountain Property.

The geology intersected in this drilling program is consistent with the regional geology that trends through the Skygold-Wildrose exploration area onto the Acrex property.  The geology consists of sedimentary formations that have been altered, and in places, sheared.  They host significant fine quartz and carbonate veining as well as common pyritic-bearing sections.  To date, the best gold-bearing intercepts from the Acrex drilling have been returned from samples of carbonaceous mudstone containing veined and disseminated pyrite.  Carbonaceous mudstones that host gold-bearing formations are commonly graphitic. The graphitic sections can be mapped by electromagnetic variations using geophysical procedures.

Acrex’s consultants recommend that an airborne magnetic/electromagnetic survey be completed on the property in order to define sedimentary horizons with potential to host gold-bearing structures, and to tie the gold-bearing intercepts of hole 15 to the trend of the regional sedimentary structures.  Follow-up detailed soil geochemical sampling, combined with bedrock trenching and eventual drilling of targets produced from this work is also recommended.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

The Map attached shows the locations of the 15 drill holes referred to above.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

600000 E
602000 E
5832000 N
5830000 N
ACREX VENTURES
CLAIM HOLDINGS
NW
SE
ACREX VENTURES
GOLD SOIL ANOMALY
SKYGOLD VENTURES/
WILD ROSE RESOURCES
Joint Venture
ACREX VENTURES
Soil Anomaly > 100 ppb Gold
0 1.25 5
kilometres
QP - P. Grunenberg, P. Geo. (NI 43-101)
N
LEGEND
Acrex Ventures Ltd. property
Acrex drill hole (prefix 06SpM-)
>300 ppb Au in soil
>100 ppb Au in soil
ACREX VENTURES
Au Soil Zone and Drilling
05
02
03
04
06S pM-01
06
07
08
12
11
13
09
10
15
14
0
1 km
Scale
ACREX VENTURES LTD.
SPANISH MOUNTAIN PROJECT
Drill Hole Location Map
SKYGOLD VENTURES
Au Zone and Drilling
500 m
Dec. 2006